UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SAKER AVIATION SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

32025R104

(CUSIP Number)

Marc Chodock

Arvice Capital Management, LLC

7883 Main St.

Hunter, NY 12442

Telephone: (518) 628-5172

Copy to:

Robb L. Tretter
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036-8704
212.596.9512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32025R104

1	Name of Reporting Persons ACM Value Opportunities Fund I, LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 120,513
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 120,513
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO (Delaware Limited Partnership)

CUSIP No. 32025R104

1	Name of Reporting Persons ACM Value Opportunities Fund I GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 120,513
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 120,513
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 32025R104

1	Name of Reporting Persons Arvice Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 120,513
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 120,513
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 32025R104

1	Name of Reporting Persons Marc Chodock
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 120,513
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 120,513
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person IN

Item 1.         Security and Issuer

This amendment (“Amendment No. 2”) amends the Schedule 13D Statement, filed February 9, 2015 (the “Statement”), as amended by Amendment No. 1 to the Statement on July 6, 2015, on behalf of (i) ACM Value Opportunities Fund I, LP, a Delaware limited partnership (the “Fund”), (ii) ACM Value Opportunities Fund I GP, LLC, a Delaware limited liability company, as general partner of the Fund (the “General Partner”), (iii) Arvice Capital Management, LLC, a Delaware limited liability company (the “Manager”), as manager of the Fund, and (iv) Marc Chodock (“Mr. Chodock”), as managing member of the Manager, with respect to the shares of Common Stock directly owned by the Fund and certain options to purchase Common Stock of the Issuer granted to Mr. Chodock for services as a director of the Issuer. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Statement, as amended.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 2) give effect to the 1-for-30 reverse stock split effected by the Issuer on February 27, 2019.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by the addition of the following information:

The Common Stock of the Issuer beneficially owned by the Reporting Persons has been acquired in the open market with working capital set aside for the general purpose of investing (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and pursuant to certain options to purchase Common Stock of the Issuer granted to Mr. Chodock for services as a director of the Issuer.

On October 14, 2019, the Reporting Persons exercised options to purchase 3,333 shares of Common Stock at an exercise price of $2.40 per share. Of the 3,333 shares of Common Stock, 1,454 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

On October 14, 2019, the Reporting Persons exercised options to purchase 3,333 shares of Common Stock at an exercise price of $2.25 per share. Of the 3,333 shares of Common Stock, 1,364 shares were withheld by the Issuer to pay the option exercise price and to satisfy tax withholding obligations. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

On November 27, 2023, the Reporting Persons exercised options to 3,333 shares of Common Stock at an exercise price of $2.40 per share. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

An aggregate of 3,333 shares of Common Stock to be issued when and if the Fund exercises the following stock options granted pursuant to the Issuer’s Stock Option Plan of 2005:

(a)

Option expiring December 5, 2024 to purchase 3,333 shares of the Common Stock at $5.60 per share, which option first became exercisable on December 5, 2020. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

An aggregate of 13,332 shares of Common Stock to be issued when and if the Fund exercises the following stock options granted pursuant to the Issuer’s 2019 Stock Incentive Plan:

(a)

Option expiring December 1, 2025 to purchase 3,333 shares of the Common Stock at $2.58 per share, which option first became exercisable on December 1, 2021. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

(b)

Option expiring December 1, 2026 to purchase 3,333 shares of the Common Stock at $3.45 per share, which option first became exercisable on December 1, 2022. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

(c)

Option expiring December 1, 2027 to purchase 3,333 shares of the Common Stock at $5.40 per share, which option first becomes exercisable on December 1, 2023. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

(d)

Options expiring December 1, 2028 to purchase 3,333 shares of the Common Stock at $7.52 per share, which options will first become exercisable on December 1, 2024. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned to the Fund.

Item 4.         Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following information:

The information provided in Items 3 and 6 with respect to the stock options is incorporated by reference herein. All other securities reported herein were acquired for investment purposes or as compensation for Mr. Chodock’s services as a director of the Issuer.

Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Issuer’s Common Stock, or may sell or otherwise dispose of all or portions of their shares of Common Stock, if such sales and purchases would be consistent with the Reporting Persons’ investment objectives. The Reporting Persons are also currently eligible to receive additional shares of Common Stock under the terms of their option agreements described in Item 6. The information provided in Item 6 with respect to the option agreements is incorporated by reference herein.

Item 5.         Interest in Securities of the Issuer

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 2).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Reporting Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Reporting Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 2), the Reporting Persons are the beneficial owners of a total of 120,513 shares of the Issuer’s Common Stock, representing 12.2% of the Issuer’s outstanding Common Stock. Each Reporting Person’s direct ownership and beneficial ownership has been computed as a percentage of 976,330 shares outstanding or deemed outstanding as of December 1, 2023. The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Reporting Person:

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
The Fund	120,513	[1]	12.2%	120,513	[2]	12.2%
ACM LLC	-0-		-0-%	120,513	[2]	12.2%
Arvice	-0-		-0-%	120,513	[2]	12.2%
Mr. Chodock	-0-		-0-%	120,513	[2]	12.2%

[1]	Includes presently exercisable, or exercisable within 60 days of December 1, 2023, stock options for 13,332 shares of Common Stock of the Issuer.
[2]	The Fund directly owns 120,513 shares of Common Stock; AMC LLC is the general partner of the Fund; Arvice is the manager of the ACM LP; and Mr. Chodock is managing member of Arvice.

None of the Reporting Persons and, to their knowledge, none of their respective managers, officers, or partners, have effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 2). To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following information:

The Reporting Persons and the Issuer are parties to certain Stock Option Agreements under the Issuer’s Stock Option Plan of 2005 and the Issuer’s 2019 Stock Incentive Plan pursuant to which the Issuer has granted the Reporting Persons the options to purchase up to 16,665 shares of the Common Stock at exercise prices ranging from $2.58 per share to $7.52 per share. The options are subject to time vesting and become fully exercisable on the first anniversary of the date of grant and expire on the fifth anniversary of the date of grant. The foregoing description of the terms of the options is qualified in its entirety by reference to the full text of the stock option awards, forms of which are incorporated by reference into this Amendment as Exhibits 99.3 and 99.4. The options were acquired by Mr. Chodock in consideration for his services as a director of the Issuer and assigned by Mr. Chodock to the Fund.

Except as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.                  Material to Be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D (Amendment No. 2).

Exhibit	Description
99.1	Joint Filing Agreement, dated as of February 9, 2015, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Statement filed on February 9, 2015).
99.2	Stock Option Plan of 2005, incorporated by reference from Exhibit 10-18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
99.3	2019 Stock Incentive Plan, incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 12, 2019.
99.4*	Form of Stock Option Agreement (Stock Option Plan of 2005)
99.5*	Form of Stock Option Agreement (2019 Stock Incentive Plan)

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

ACM VALUE OPPORTUNITIES FUND I, LP

By: /s/ Marc Chodock

Name: Marc Chodock

Title: Managing Member

ACM VALUE OPPORTUNITIES FUND I

GP, LLC

By: /s/ Marc Chodock

Name: Marc Chodock

Title: Managing Member

ARVICE CAPITAL MANAGEMENT, LLC

By: /s/ Marc Chodock

Name: Marc Chodock

Title: Managing Member

MARC CHODOCK, individually

By: /s/ Marc Chodock

Name: Marc Chodock